Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

NATURA COSMÉTICOS S.A.

CNPJ/MF No. 71.673.990/0001-77	Publicly-Held Company	NIRE 35.300.143.183

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring

Natura Cosméticos S.A. (“Natura”), in compliance with the provisions of the Brazilian Corporation Law (Law No. 6,404/1976) and with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, hereby announces to its shareholders and the market in general that it has reached an agreement with Avon Products, Inc., a New York corporation (“Avon”), to acquire Avon by means of an all-share merger, resulting in the combination of the businesses, operations and shareholding bases of Natura and Avon (the “Transaction”). A new holding company for the group, Natura Holding S.A. (“Natura &Co” or “Natura Holding”), will wholly own the shares of Natura and Avon, as a result of a corporate restructuring to be implemented in the context of the Transaction.

I.	The Combined Company

Upon consummation of the Transaction, Natura &Co will be owned approximately 76.0% by the Natura’s shareholders as of the time immediately prior to the closing, and approximately 24.0% by the Avon's shareholders as of the time immediately prior to the closing, and its shares be listed on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão in São Paulo (“B3”). Natura &Co will also have American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”).

Upon consummation of the Transaction, Natura &Co will become the fourth largest pure-play beauty company in the world and a major force for good in the industry.

The combination creates a best-in-class multi-brand and multi-channel beauty group, with direct connections to consumers on a daily basis. The group will hold leading positions in relationship selling through Avon’s and Natura’s over 6.3 million consultants and representatives, a global footprint through 3,200 stores, as well as an expanded digital presence across all companies. The combined group is expected1 to have annual gross revenues of over US$10 billion, over 40,000 associates and be present in 100 countries.

Natura &Co expects the combination to generate potential target synergies estimated to be US$150 million to US$250 million annually2, some of which will be reinvested to further enhance capabilities in digital and social selling, research & development and brand initiatives and to continue to grow the Group’s geographic footprint.

II.	Agreements

1 Based on Natura’s and Avon’s historical financial statements for the 2018 financial year, without giving effect to any GAAP or consolidation adjustments. Under current reporting practices, Natura’s gross revenue is defined as “all billed sales, net of returned sales, before sales tax” and Avon’s gross revenue is defined as “net revenue after sales tax, plus returned sales. Amounts were translated into US dollars using the average foreign exchange rate for 2018.

2 All information on synergies to be captured are targets and shall not be construed by investors as projections.

An Agreement and Plan of Mergers (the “Merger Agreement”) was entered into, on this date, among Natura, Avon, Natura &Co, Nectarine Merger Sub I, Inc. (“Merger Sub I”) and Nectarine Merger Sub II, Inc. (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). The Merger Subs are Delaware corporations newly formed as shell companies with the sole purpose of serving as vehicles for the two mergers required for consummation of the Transaction, including delivery of shares or ADRs of Natura &Co, at the election of each shareholder, as consideration to Avon’s shareholders (the Avon Mergers described in Step 3-A below).

Concurrently with the execution of the Merger Agreement (i) Natura entered into a Voting and Support Agreement with Merger Sub I and Cleveland Apple Investor L.P. (an affiliate of Cerberus Capital Management), a shareholder of Avon which holds an as-converted voting stake of approximately 16.4% in Avon and (ii) Avon, Natura and Natura &Co entered into a Voting and Support Agreement with certain founding shareholders of Natura, which hold an aggregate voting stake of approximately 50.5% in Natura (the “Founders”). The parties to the Voting and Support Agreements agreed to exercise their voting rights so as to implement the actions required for Closing. The remaining controlling shareholders of Natura, holders of approximately 9% of Natura’s voting capital, may decide to join the Voting and Support Agreement at their election.

The key terms of the Transaction are summarized and described below for information purposes.

III.	The Transaction

The Transaction will be implemented by means of a series of corporate acts as set forth below:

Preparatory Step 1 – Profit Capitalization: Natura will convene and hold an Extraordinary General Meeting (“EGM”) to approve the capitalization of up to R$ 1,336,293,000.00 out of profit reserves (reservas de lucros) with the distribution of bonus shares to shareholders. The final amount of the profit capitalization and the number of bonus shares to be distributed will be proposed by the Board of Directors and disclosed to shareholders in due course.

Preparatory Step 2 - Clearance by Securities Regulators and Stock Exchanges:

A.	Natura &Co will be registered as a public company with the Brazilian Securities Commission (“CVM”) and with the U.S. Securities and Exchange Commission (“SEC”), with shares listed on the Novo Mercado segment of B3 and, following consummation of the Transaction, ADRs listed on the NYSE (under a sponsored Level II ADR Program).

B.	Natura &Co and Avon will file with the SEC a Registration Statement on Form F-4 and a Joint Proxy Statement/Prospectus, as required for the Avon Mergers (as described in Step 3).

C.	All shareholders meetings required in connection with the Transaction (as described in Steps 1 to 3) will be held on the same date and convened (with at least 30-day prior notice) after the SEC declares the Registration Statement on Form F-4 and the Joint Proxy Statement/Prospectus effective.

Step 1 – Founders Contribution:

D.	The Founders will contribute to Natura &Co a number of shares corresponding to approximately 50.5% of the share capital of Natura and an amount in cash to be used for the payment by Natura &Co of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the share contribution, in exchange for shares of Natura &Co (“Founders Contribution”). In the event other controlling shareholders of Natura decide to join the Voting and Support Agreement, they will also contribute their shares in Natura to Natura &Co along with and under the same terms of the Founders contribution. In any event, the Founders Contribution will be approved by Founders at an EGM of Natura &Co and, at the same EGM, the Founders will approve the capitalization of the aforementioned capital reserve. The number of issued and outstanding shares of Natura &Co immediately before the Merger of Shares (as defined in Step 2) shall be the same number of shares of Natura held by Natura &Co.

E.	The effectiveness of the Founders Contribution will be conditioned upon the Avon Shareholder Approval for the Avon Mergers (as described in Step 3-A below) by the shareholders of Avon.

F.	Immediately before and after effectiveness of Step 1 (after the Avon Shareholder Approval), the simplified corporate structure will be as follows (assuming only the Founders will participate in the Founders Contribution):

Step 2 – Natura Merger of Shares:

A.	All of the shares of Natura not held by Natura &Co will be merged into Natura &Co, and Natura will become a wholly-owned subsidiary of Natura &Co (“Merger of Shares”)[3]. An EGM of Natura (the “Natura Shareholder Approval”) shall be convened and held to resolve on (i) the Merger of Shares, and, as subsequent transactions, (ii) the Avon Mergers (as described in item Step 3-A below). The same matters will be resolved on an EGM of Natura &Co with the vote of the Founders.

B.	In connection with the Natura Shareholder Approval for the Merger of Shares, Natura intends to form a Special Independent Committee to negotiate the share exchange ratio in accordance with of CVM’s Guideline Opinion No. 35/2008 (Parecer de Orientação CVM 35/08). The composition of the Special Independent Committee will be announced immediately after it is determined by the Board of Directors of Natura. Immediately before the Merger of Shares Natura &Co’s sole assets will be the shares in Natura, other than the Founders’ cash contribution in the amount to be used for the payment by Natura &Co of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the share contribution. Accordingly, it is expected that the Special Independent Committee will recommend that each share of Natura be exchanged for one share of Natura &Co (preliminary share exchange ratio). Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura and Natura &Co will determine the final share exchange ratio.

C.	The Natura Shareholder Approval will require the favorable vote of shareholders representing (i) at least half of the voting shares of Natura for the Merger of Shares and (ii) absolute majority of voting shares of Natura attending the meeting for the Avon Mergers. Under their Voting and Support Agreement, the Founders agreed to vote their shares at the EGM for the Natura Shareholder Approval.

D.	The effectiveness of the Merger of Shares will also be conditioned upon the Avon Shareholder Approval (as described in Step 3-A below) by the shareholders of Avon, but not the satisfaction of the other closing conditions for the Transaction (as described in item V) below.

3 Natura will no longer be listed with B3, but will maintain a Category B registration with CVM.

E.	Immediately before and after effectiveness of Step 2 (after the Avon Shareholder Approval), the simplified corporate structure will be as follows:

Step 3 – Avon Mergers:

A.	Merger Sub II will be merged into Avon, with Avon being the surviving corporation (the “First Merger”), and Merger Sub I will be subsequently merged into Natura &Co (the “Second Merger” and together with the First Merger, the “Avon Mergers”), with Natura &Co being surviving corporation of the Second Merger. The Avon Mergers will result in Avon becoming a wholly owned subsidiary of Natura &Co, and the shareholders of Avon receiving the consideration detailed in Item IV below. A shareholders meeting of Avon shall be convened and held to approve the Avon Mergers (“Avon Shareholder Approval”).

B.	The approval of the First Merger will require (i) the affirmative vote of holders of two thirds of the outstanding shares of Avon’s common stock and Avon’s preferred stock, voting together as a single class on an as-converted basis and (ii) the written consent of Merger Sub I as sole shareholder of Merger Sub II.

C.	The approval of the Second Merger will require (i) the approval at an EGM of Natura &Co, which at this moment will be wholly-owned by the Founders (the Natura Shareholder Approval shall have occurred in Step 2) and (ii) the written consent of Natura &Co as sole shareholder of Merger Sub I.

D.	The effectiveness of the Avon Mergers will be also conditioned upon the closing conditions of the Transaction (as described in item V) below, but the Merger of Shares will be effective and the shareholders of Natura shall receive Natura &Co shares listed on the Novo Mercado of B3.

E.	Immediately before and after the closing of the Avon Mergers, the simplified final corporate structure will be as follows:

IV.	Merger Consideration

Each share of Avon common stock outstanding shall ultimately be converted into the right to receive 0.300 validly issued, fully paid shares of Natura &Co (or the corresponding number of Natura &Co ADRs, at the election of each shareholder). No fractional shares shall be issued in the Avon Mergers, and fractional shares will be exchanged for cash consideration as detailed in the Merger Agreement.

The shares of Avon Series C Preferred Stock shall be converted into the right to receive an aggregate cash consideration of approximately US$ 530 million assuming closing will take place in early 2020 (as adjusted in accordance with the terms of the Merger Agreement depending on the closing date), and will be automatically cancelled, as detailed in the Merger Agreement.

V.	Closing Conditions

The closing of the Avon Mergers is subject to certain conditions precedent customary for transactions of this nature as set forth in the Merger Agreement, including approval by antitrust authorities in Brazil and in other applicable jurisdictions, as well as obtaining the requisite shareholder votes, as further described herein.

The Merger Agreement may be terminated in the event certain of the aforementioned conditions are not satisfied, which may result in the application of certain penalties to either Natura or Avon, as detailed in the Merger Agreement.

VI.	Financing

Natura has secured committed financing with Banco Bradesco S.A., New York Branch; Citigroup Global Markets Inc.; and Itaú Unibanco S.A., Nassau Branch, in an aggregate principal amount of up to US$1.6 billion, to finance the consideration payable to holders of Avon Series C Preferred Stock as well as certain payments that could be required under certain Avon indebtedness as a result of the transactions described above.

VII.	Withdrawal Rights of Shareholders of Natura

Dissenting shareholders at the EGM for the Natura Shareholder Approval shall have withdrawal rights at a price based on net equity book value of Natura. Considering that immediately before the Merger of Shares Natura &Co’s sole assets will be the shares in Natura (other than the cash contribution in the exact amount in cash required to fund the payment by Natura &Co of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the share contribution) Natura intends to request to the CVM a waiver of preparation of appraisal reports of net equity at market value of Natura and Natura &Co for purposes of the comparison required by article 264 of the Brazilian Corporation Law, as such comparison would result in the same share exchange ratio for the non-controlling shareholders.

Withdrawal rights will be available for shareholders that hold Natura’s shares as from the date immediately prior to the date hereof, in accordance with article 137, § 1st, of the Brazilian Corporation Law until the date the Natura Shareholder Approval becomes effective; provided, however, that such withdrawal rights shall only be available to Natura shareholders that (i) do not vote in favor to the Transaction, (ii) abstain from voting or (iii) do not attend the EGM for the Natura Shareholder Approval and expressly manifest their intention to exercise the right of withdrawal within thirty (30) days from the date of disclosure of the minutes of the EGM. As the effectiveness of the Merger of Shares will be subject to the Avon Shareholder Approval, withdrawal rights will be exercisable upon confirmation of Avon Shareholder Approval to occur on the same date.

The Avon Mergers will not entitle dissenting shareholders to exercise withdrawal rights.

VIII.	Access to Documents and Additional Information

The Merger Agreement, the Voting and Support Agreements, and the presentation “Natura &Co and Avon: Creating a leading direct to consumer global beauty group” will be made available to all shareholders at Natura’s headquarters and in the Investors’ Relations website (https://natu.infoinvest.com.br/en), at the website of the CVM (www.cvm.gov.br) and at the website of the B.3 (www.b3.com.br). A Portuguese translation of these agreements will be prepared and made available as soon as possible.

Additional information concerning the Transaction will be disclosed in detail in due course upon disclosure of the call notice of the EGM for the Natura Shareholder Approval.

São Paulo, May 22, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s

Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.